UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
      Exhibit                      Description                     Page Number
      -------                      -----------                     -----------

       1.         Press release on ALVARION CUSTOMERS
                  WIN PRESTIGIOUS W2I WIRELESS
                  COMMUNITIES AWARDS, dated December 20, 2005            4

       2.         Press release on RIOPLEX WIRELESS
                  USING ALVARION WIRELESS BROADBAND TO
                  CAPTURE BUSINESS CUSTOMERS IN THEIR
                  REGION, dated December 21, 2005                        7

       3.         ALVARION RECEIVES $7 MILLION ORDER
                  UNDER NEW FRAME AGREEMENT WITH MAJOR
                  LATIN AMERICAN OPERATOR, dated December 21, 2005       10

                                                        SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: December 28, 2005             By: /s/ Dafna Gruber
                                        --------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                    EXHIBIT 1

                 ALVARION CUSTOMERS WIN PRESTIGIOUS W2I WIRELESS
                               COMMUNITIES AWARDS


          Scottsburg Indiana, Other Cities Are Recognized For Building
             Progressive Broadband Networks Using Alvarion Equipment


                                   - - - - - -

Mountain View, CA and Scottsburg, IN, USA, December 20, 2005 - Alvarion Ltd, (NASDAQ: ALVR) the world's leading provider of wireless broadband solutions and specialized mobile networks, and the City of Scottsburg, Indiana today announced that Scottsburg was selected by The Wireless Internet Institute (www.W2i.org) as an award winner in the category of "Local Municipal Initiative" of W2i Wireless Communities Best Practices. The award, open to entries from around the world that have implemented a community wide wireless broadband network, was given to Scottsburg in recognition of its achievement in meeting social and economic challenges using broadband wireless technology. Another Alvarion customer, the city of Lenexa, Kansas, earned the "One to Watch" runner-up title. In addition, the Corpus Christi, Texas, network for public and private users earned the Best Practices Award for E-Government Applications.

"We are delighted to be recognized for our innovative community broadband network that has generated tremendous savings for the city through improved operational costs and efficiency of city services while making Scottsburg safer," remarked Bill Graham, Scottsburg's mayor for the past 17 years. "Once we decided to deploy a community wide broadband network, we evaluated several options including a multi-million dollar fiber optic network that we simply could not afford. So instead we opted to deploy Alvarion's BreezeACCESS(R) wireless broadband solutions and went live with a city-wide network in March of 2002 to deliver broadband to local residents and commercial enterprises, as well as to schools and municipal offices. Later, we leveraged the same network to allow police officers to get broadband in their police cruisers greatly improving officer productivity and increasing safety in the community," he added.

The Scottsburg community wide network was designed, installed, and is now maintained by Ohio-based Wireless Connections, an Alvarion Platinum level reseller.

The City of Lenexa, Kansas deployed a metro-area mobile and fixed-wireless broadband network to connect government buildings, municipal vehicles, traffic signals, and video cameras. Alvarion's BreezeACCESS VL system enabled the city to improve its operating efficiency while reducing annual expenses. Similarly, Corpus Christi, Texas deployed a large broadband wireless network spanning 147 square miles. The multi-use network used Alvarion BreezeACCESS VL systems as well as several other vendors' systems.

"Through the forward thinking leadership of Mayor Graham, Scottsburg has been quick to realize the enormous benefits of community broadband as delivered by Alvarion's wireless broadband solutions," commented Amir Rosenzweig, president of Alvarion, Inc. "With wireless broadband, every aspect of a community can leverage and benefit greatly from the same infrastructure whether it is in Indiana, Kansas, Texas, or the numerous communities using Alvarion equipment today. We are pleased to see Scottsburg, Lenexa, and Corpus Christi getting some well-earned recognition for their innovations. These examples demonstrate Alvarion's participation in the municipal market and commitment to bring broadband to local communities."

                                            ###

About the City of Scottsburg
The City of Scottsburg is the county seat of Scott County Indiana near the Kentucky border. Formed in 1820 and named after Revolutionary War general Charles Scott, Scottsburg is home to approximately 6,000 people.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.


Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

                                    EXHIBIT 2


              RIOPLEX WIRELESS USING ALVARION WIRELESS BROADBAND TO
                    CAPTURE BUSINESS CUSTOMERS IN ITS REGION


          Leading Texas Carrier Now Deploying 5,000 Square Mile Network
                            using BreezeACCESS(R) VL


                                   - - - - - -

Mountain View, CA and McAllen, TX USA, December 21, 2005 - Alvarion Ltd, (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the deployment of a 5,000 square mile broadband network using its BreezeACCESS VL by Rioplex Wireless, a leading Texas wireless broadband operator now targeting high capacity business customers in its service territory. Since its inception in 2002, Rioplex has been using licensed frequencies to serve residential and small business customers, and now is expanding its network using the high capacity BreezeACCESS VL. Rioplex is an end-to-end wireless operator that owns its backbone and last mile networks, and tower infrastructure throughout its service territory. Due to its vertical integration, Rioplex is able to quickly scale this new network.

To date, Rioplex has deployed 23 sectors of BreezeACCESS VL to offer multi-megabit services across its current service territory. With net capacity of over 30 megabits per sector, BreezeACCESS VL allows Rioplex to target high bandwidth consumers and businesses.

"While our licensed footprint covers a very large part of south Texas, our current network only allows us to offer speeds suitable for small office, residential, and nomadic users limiting our ability to capture revenue from high capacity business customers," notes Othal Brand, president of Rioplex. "As a complement to our existing network, Alvarion's BreezeACCESS VL gives us the opportunity to build a cost effective, overlay network to connect high value consumers that want multi-megabit services to support bandwidth intensive IP applications such as video and VoIP services."

Alvarion's BreezeACCESS VL offers enhanced features such as OFDM for non-line-of-sight (NLOS) connections, extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and quality of service (QoS) mechanisms for carrier-class broadband data and voice services. With its advanced features such as 10 and 20 MHz channels and automatic clear channel selection (ACCS) with built-in spectrum analyzer BreezeACCESS VL enables flexibility in frequency planning.

"We are excited to have Rioplex Wireless join the hundreds of operators using BreezeACCESS in thousands of cities across the U.S. to offer broadband services to both residential and business customers," said Amir Rosenzweig, president of Alvarion, Inc. "Rioplex is an innovative and proven licensed band carrier, and their choice of deploying BreezeACCESS VL in an unlicensed frequency to serve high value, large capacity customers shows the viability of this model for other carriers."

                                       ###

About Rioplex Wireless
Founded in 2002 by long time residents of the South Texas Valley, Rioplex Wireless is one of the United State's largest wireless broadband carriers and the pioneering wireless broadband operator in the South Texas/Rio Grande area. Deploying in both licensed and unlicensed frequency bands, Rioplex owns its end-to-end wireless infrastructure and tower network, as well as licensed BTA's throughout the region. Rioplex offers nomadic broadband service, as well as multi-megabit fixed wireless.

Rioplex's unique ability to provide high-speed Data, Voice, and Video to over 5,000 square miles make it the ultimate solution to all of your Internet Service needs, whether it be in your home, office, on your drilling rig, or anywhere in between.

For more information, contact Rioplex Wireless at (956) 683-7979 or info@rioplexwireless.com

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.


You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +650.314.2653.

                                    EXHIBIT 3


               ALVARION RECEIVES $7 MILLION ORDER UNDER NEW FRAME
                  AGREEMENT WITH MAJOR LATIN AMERICAN OPERATOR


                                       ---


Tel-Aviv, Israel, December 21, 2005 - Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that one of its major customers, a large operator in Latin America, has placed an initial $7 million order under a new frame agreement covering both BreezeMAX(TM) and eMGW(TM) products for several countries in Latin America.

The revenue impact of this order is expected to occur in 2006. Depending on the mix of products ordered, the frame agreement could be worth up to $15 million, including the order already received.

"We are gratified by this important customer's continued confidence in Alvarion," said Tzvika Friedman, CEO and President of Alvarion. Our industry-leading products coupled with outstanding service serve as the foundation for our ongoing partnership. We are pleased to support the enhancement and expansion of this strategic customer's networks."


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.